UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Alteva, Inc.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

936750108
(CUSIP Number)

Peter Gottlieb, President
North Star Investment Management Corporation
20 N. Wacker Drive
Suite 1416
Chicago, IL 60606
(Name, Address and Telephone Number of Person Authorized to
Receive Notices and Communications)

November 30, 2015
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d -1(e), 240.13d -1(f) or 240.13d -1(g), check the following box. [X]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d -7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 936750108

1.	Names of Reporting Persons.

North Star Investment Management Corporation

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
(a)

(b)

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)

6.	Citizenship or Place of Organization Delaware

Number of	7.	Sole Voting Power 298,911
Shares Bene-
ficially by	8.	Shared Voting Power 0
Owned by Each
Reporting	9.	Sole Dispositive Power 298,911
Person With
	10.	Shared Dispositive Power 130,404

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 429,315

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)

13.	Percent of Class Represented by Amount in Row (11) 7.2%

14.	Type of Reporting Person (See Instructions)
IA

The Reporting Person, North Star Investment Management Corporation, filed a Statement on Schedule 13D dated December 17, 2014 (the “Schedule 13D”), to report its beneficial ownership of shares of common stock of Alteva, Inc. and amended the Schedule 13D on August 28, 2015 and October 21, 2015. The Reporting Person is filing this Amendment No. 3 to the Schedule 13D (“Amendment No. 3”) solely to report a decrease in the number of shares of such stock which it is deemed to beneficially own.

Item 1 Security and Issuer

This Amendment No. 3 relates to shares of Common Stock, par value $.01 per share (the “Common Stock”), of Alteva, Inc., a New York corporation (the “Issuer”), which were purchased by investment advisory clients of the Reporting Person (the “Shares”). The principal executive offices of the Issuer are located at 401 Market Street, Philadelphia, PA 19106.

Item 2 Identity and Background

As previously reported, the Reporting Person, a Delaware corporation, is a registered investment advisor which is wholly-owned by North Star Financial Services Corp. The Reporting Person provides investment advisory services to public mutual and private investment funds (“Funds”) and accounts held by corporations, individuals and others (the “Separately Managed Accounts”).

Item 5 Interest in Securities of the Issuer

(a)      The Reporting Person is the beneficial owner of a total of 429,315 Shares, representing approximately 7.2% of the shares of the Common Stock outstanding (based on 5,981,352 shares of Common Stock outstanding on November 5, 2015, as reported in the Quarterly Report on Form 10-Q filed by the Issuer on November 13, 2015). None of the persons named in Item 2 other than the Reporting Person beneficially own any of the securities reported herein.

(b)      The Reporting Person has sole voting and dispositive power over the 298,911 Shares held, in the aggregate, by the Funds and has shared dispositive power over the 130,404 Shares held, in the aggregate, in the Separately Managed Accounts.

(c)      Certain information regarding transactions in shares of the Common Stock effected by the Reporting Person on behalf of its investment advisory clients within the last 60 days is set forth in Schedule 1 to this Amendment No. 3.

(d)      Not applicable.

(e)      Not applicable.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 3 is true, complete and correct.

December 2, 2015

NORTH STAR INVESTMENT MANAGEMENT CORPORATION

By:	/s/ Peter Gottlieb
Name: Peter Gottlieb
Title: President

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of the filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement: provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)

SCHEDULE 1

TRANSACTIONS EFFECTED DURING THE PAST 60 DAYS

The following table sets forth all transactions that were effected during the past sixty (60) days in shares of Common Stock by the Reporting Person on behalf of its advisory clients. Each transaction was effected in the open market through a broker-dealer.

Transaction Date	Type of Transaction	Number of Shares	Amount	Price
*10/15/2015	Sale	100	($411.99)	$4.50
*10/16/2015	Sale	17,800	($79,557.40)	$4.50
*10/16/2015	Sale	8,000	($35,916.13)	$4.50
*10/20/2015	Sale	3,981	($17,916.09)	$4.50
10/21/2015	Sale	100	($450.00)	$4.50
10/28/2015	Sale	27,800	($123,736.68)	$4.45
11/10/2015	Sale	1,000	($4,423.26)	$4.42
11/20/2015	Sale	1,275	($5,822.78)	$4.57
11/25/2015	Sale	17,700	($81,243.00)	$4.59
11/30/2015	Sale	48,500	($223,100.00)	$4.60

*Previously reported in Amendment No. 2 to the Schedule 13D filed on October 21, 2015.